Exhibit (a)(1)(P)

For immediate release	Media:
April 19, 2007	Mitchell Brown
610-825-7100

CENTRO PROPERTIES GROUP ANNOUNCES EXPIRATION
OF NEW PLAN TENDER OFFER
— Centro Intends to Exercise Top-Up Option —

April 19, 2007 (New York)—Super MergerSub Inc. (“MergerSub”), an affiliate of Centro Properties Group (ASX: CNP), announced today that it has accepted for payment all of the additional shares of common stock of New Plan Excel Realty Trust, Inc. (NYSE: NXL) that have been validly tendered.  The total shares tendered represent approximately 88.0% of New Plan’s outstanding shares of common stock.  MergerSub also announced that it intends to exercise the “top-up” option and intends to proceed to closing.

Approximately 22,096,621 additional shares of common stock were validly tendered pursuant to the subsequent offering period of MergerSub’s tender offer prior to 12:00 midnight, New York City time, on April 18, 2007, the expiration date for the subsequent offering period.  The shares of common stock tendered during the subsequent offering period, together with the shares of common stock tendered during the initial offering period of MergerSub’s tender offer comprise the 88.0% (or approximately 91,202,530 total shares) referenced above.

MergerSub currently intends to exercise the top-up option under the previously announced merger agreement to purchase from New Plan a number of additional shares of common stock sufficient to permit MergerSub to effect a short-form merger of MergerSub into New Plan under Maryland law without the vote of or any other action by the remaining New Plan stockholders.

If the top-up option is exercised, it is anticipated that the short-form merger will become effective on or about April 20, 2007.

About Super Merger Sub Inc. and Centro Properties Group (ASX: CNP)

Super MergerSub Inc. is a company formed by affiliates of Centro Properties Group.  Centro Properties Group specializes in the ownership, management and development of shopping centers. Centro is Australia’s largest manager of retail property investment syndicates with over 80% market share as well as being a leading manager of direct property funds and wholesale funds which invest in Centro’s quality retail properties in Australasia and the United States. Centro has a market capitalization of A$7.6 billion and funds under management of A$15.6 billion. Centro continues to maximize returns to investors through its customer focused and value adding team based approach. Please visit www.centro.com.au.

About New Plan Excel Realty Trust, Inc. (NYSE:NXL)

New Plan is one of the nation’s largest real estate companies, focusing on the ownership, management and development of community and neighborhood shopping centers.  The Company operates as a self-administered and self-managed REIT, with a national portfolio of 467 properties, including 177 properties held through joint ventures, and total assets of approximately $3.5 billion.  The properties are strategically located across 38 states and include 453 community and neighborhood shopping centers, primarily grocery or name-brand discount chain anchored, with approximately 67.6 million square feet of GLA, and 14 related retail real estate assets, with approximately 658,000 square feet of GLA.  For additional information, please visit www.newplan.com.

Forward-Looking Statements

This release contains forward-looking statements with respect to the completion of the transactions described herein. This forward-looking information is based on certain assumptions, including, among others, the tender of shares by New Plan stockholders and the satisfaction of certain conditions to the transactions. This forward-looking information may prove to be inaccurate and actual results may differ from those presently anticipated.  Neither Centro nor MergerSub undertakes any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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